                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.      )*
                                           -----


                            BAYOU STEEL CORPORATION
                            -----------------------
                                (Name of Issuer)

                             Class A Common Stock
                         -----------------------------
                         (Title of Class of Securities

                                  073051 10 4
                                  -----------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 073051 10 4                   13G                Page 2 of 6 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Capital Corporation of Chicago 36-246372
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Illinois

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                  838,200 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                   838,200 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
              838,200 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
             6.51%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO

------------------------------------------------------------------------------

  CUSIP No. 073051 10 4                   13G                Page 3 of 6 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago NBD Corporation 38-1984850
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9 None except indirectly through one or more subsidiaries as reported herein. See Item 4.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            -0-

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            CO HC

------------------------------------------------------------------------------

Item 1(a).   Name of Issuer:
             --------------

             Bayou Steel Corporation (the "Company")

Item 1(b).   Address of Issuer's Principal Executive Offices:
             -----------------------------------------------

             River Road
             P.O. Box 5000
             LaPlace, Louisiana 70069

Item 2(a).   Name of Person Filing:
             ---------------------

             First Chicago NBD Corporation ("FCN") is filing this statement on behalf of itself and First Capital Corporation of Chicago ("FCCC"), its wholly-owned subsidiary. The agreement of FCCC and FCN to file joint disclosure statements on Schedule 13G is filed as Exhibit A hereto.

Item 2(b).   Address of Principal Business Office:
             ------------------------------------

             For FCN and FCCC:
             One First National Plaza
             Chicago, Illinois 60670

Item 2(c).   Citizenship:
             -----------

             FCCC is a corporation organized under the laws of the State of Illinois. FCN is a corporation organized under the laws of the State of Delaware.

Item 2(d).   Title of Class of Securities:
             ----------------------------

             Class A Common Stock (the "Common")

Item 2(e).   CUSIP Number
             ------------

             073051 10 4

Item 3.      Type of Person Filing:
             ---------------------

             Not applicable.

Item 4.      Ownership:
             ---------

             (a)-(b) FCCC owns 838,200 shares of the Company's Common, representing 6.51% of the currently outstanding Common. FCN may be deemed to beneficially own the shares held by FCCC solely through its ownership of FCCC. FCN may also be deemed to beneficially own 8,100 shares of the Company's Common solely through its ownership of American National Bank and Trust Company of Chicago ("ANB"), which holds these shares in a fiduciary capacity.

             (c) ANB has sole voting and investment power over the 8,100 shares of Common held by it. See items 5 through 9 and item 11 on pages two and three hereof.

Item 5.      Ownership of Five Percent or Less of a Class:
             --------------------------------------------

             Not applicable.

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person:
             ----------------------------------------------------------------

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
             ------------------------------------------------------------------

             Not applicable.

Item 8.      Identification and Classification of Member of the Group:
             --------------------------------------------------------

             Not applicable.

Item 9.      Notice of Dissolution of Group:
             ------------------------------

             Not applicable.

Item 10.     Certification:
             -------------

             Not applicable.

Signature:
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1996

                                           FIRST CHICAGO NBD CORPORATION


                                                /s/ M. Eileen Kennedy
                                           By:  _______________________
                                                M. Eileen Kennedy
                                                Senior Vice President and
                                                Treasurer



                                            FIRST CAPITAL CORPORATION OF CHICAGO


                                                 /s/ Robert A. Rosholt
                                            By:  -----------------------
                                                 Robert A. Rosholt
                                                 Executive Vice President

                                   EXHIBIT A

                                   AGREEMENT
                                   ---------

     The undersigned hereby agree, pursuant to Section 240.13d-1(f)(1), that the statement on Schedule 13G (including all amendments thereto) to which this Agreement is attached is to be filed on behalf of each of the undersigned and that First Chicago NBD Corporation may file a Schedule 13G under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Class A Common Stock of Bayou Steel Corporation.


Date: February 12, 1996


                                       FIRST CAPITAL CORPORATION OF CHICAGO

                                           /s/ Robert A. Rosholt
                                       By: ----------------------------
                                           Robert A. Rosholt
                                           Executive Vice President


                                       FIRST CHICAGO NBD CORPORATION

                                           /s/ M. Eileen Kennedy
                                       By: ----------------------------
                                           M. Eileen Kennedy
                                           Senior Vice President and Treasurer